pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Options Granted and Consultants Added

Vancouver BC,  September 30, 2015:  Pacific Booker Minerals Inc. Board of Directors have approved the granting of options as proposed by the Compensation Committee.  The options will be fixed in accordance with the Company’s stock option plan.  The options granted will total 270,000 shares at a price of $2.50 exercisable for a period of five years.

The Company is pleased to announce that Michael McPhie, Founder and CEO of Falkirk Resource Consultants Ltd. and Director with JDS Energy and Mining Ltd., has agreed to assist the Company with the Morrison Project.  Michael has more than twenty years of experience successfully permitting and financing mining projects in British Columbia and internationally.  He is the immediate past Chair of the Association for Mineral Exploration BC, the former CEO of the Mining Association of BC and is a director of several BC based mineral development companies.  The Falkirk Resource Consultant team helps resource companies across Canada navigate their projects through complex permitting processes and procedures, successfully moving them into their next phase of development.  Falkirk is very proud of their many accomplishments, with strong communication skills and credible local connections combined with decades of experience in dealing with matters of community engagement, aboriginal affairs and advocating to governments on behalf of their clients.  Their executive team and senior consultants have firsthand experience in the private and government sectors locally, nationally and internationally.  PBM believes that Michael and his team will preserve and enhance our shareholder value, ensuring that facts drive the process and that our reputations as well as objectives are protected.

The Company is announcing that Raymond Mah will also be assisting on the Morrison Project.  Raymond is an independent consultant currently providing expertise and assistance to companies with mining, resources, and infrastructure developments.  He has over 30 years of experience in the mining industry with an extensive background in mine developments taking projects from evaluations through design, construction and into operations.  Raymond was the Chief Operating Officer of Yukon Zinc from 2006 to 2012 and developed the Wolverine Mine.  Prior to Yukon Zinc he served with Placer Dome Inc., where he managed evaluations, design and construction for international and Canadian mining projects.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml